U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

Davidson, James D.
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(Last) (First) (Middle)

321 S. St. Asaph St.
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(Street)

Alexandria, Virginia  22314
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(City) (State) (Zip)

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2. Issuer Name and Ticker or Trading Symbol

GeneMax Corp.  "GMXX"
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

September 23, 2002
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)


                        Chief Financial Officer/Secretary
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

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    Code     V                   (D)             and 4)         (Instr.4) (Instr. 4)
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
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Common Stock $0.001 par value         7/15/02        J               13,333       A    * 9,999.75  1,291,333     D         **
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Common Stock $0.001 par value         7/15/02        J               15,000       A    *           1,291,333     D         **
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Common Stock $0.001 par value         7/15/02        P/K             13,000       A    *13,000     1,291,333     D
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

*   See attachment A
**  See attachment B


FORM 4 (continued)

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Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)  *    4)        4)       4)
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
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                                                                                Common
Warrant             $0.75    07/15/02  J        13,333       07/15/02  05/01/06  Stock   13,333   9,999.75  28,333    D        n/a
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                                                                                Common
Warrant             $1.00    07/15/02  J        15,000       07/15/02  12/01/05  Stock   15,000  15,000.00  28,333    D        n/a
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
Explanation of Responses:



          /s/ James D. Davidson                             September 23, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                              Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.

                             ATTACHMENT A TO FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                              FOR JAMES D. DAVIDSON


     On May 9, 2002, effective July 15, 2002, Eduverse.com, a Nevada corporation now known as "GeneMax Corp." (the "Company"), GeneMax Pharmaceuticals Inc., a Delaware corporation ("GeneMax Pharmaceuticals"), the shareholders of GeneMax Pharmaceuticals (the "GeneMax Shareholders"), and Investor Communications International, Inc., a Washington corporation ("ICI") entered into a share exchange agreement (the "Share Exchange Agreement"). In accordance with the terms of the Share Exchange Agreement and the securities laws of Canada, a Directors' Circular dated July 15, 2002 (the "Directors' Circular") was distributed to certain management, insiders and directors of GeneMax Pharmaceuticals (the "Canadian GeneMax Shareholders"). As of the date of this Form 4, the Company has consummated and finalized the acquisition of GeneMax Pharmaceuticals.

     Pursuant to the terms of the Share Exchange Agreement and the Directors' Circular, the Company has acquired from the GeneMax Shareholders up to approximately one hundred percent (100%) of the issued and outstanding shares of common stock of GeneMax Pharmaceuticals. In accordance with the terms of the Share Exchange Agreement, the Directors' Circular and related settlement agreements, the Company was required to issue shares of its restricted common stock as follows: (i) approximately 6,411,304 shares of restricted common stock to the GeneMax Shareholders in proportion to their respective holdings in GeneMax Pharmaceuticals; (ii) approximately 4,479,001 shares of restricted common stock to Canadian GeneMax Shareholders pursuant to the terms of the Directors' Circular; (iii) 181,660 shares of restricted common stock to certain creditors of GeneMax Pharmaceuticals at $0.75 per share for settlement of an aggregate debt in the amount of $136,245; (iv) 188,154 shares of restricted common stock to certain creditors of GeneMax Pharmaceuticals at $1.00 per share for settlement of an aggregate debt in the amount of $188,154; and (v) 200,000 shares of restricted common stock to a third party.

     As of the date of this Form 4, the Company has issued an aggregate of 11,460,119 shares of its restricted common stock. Certain shares were issued in accordance with the terms and provisions of warrant agreements pursuant to which the holder thereof has the right to convert such warrant into shares of common stock on a one-to-one basis at either the rate of $0.75 per share or $1.00 per share. As of the date of this Form 4, there are an aggregate of (i) 277,500 warrants issued and outstanding which may be converted into 277,500 shares of common stock at the rate of $1.00 per share expiring December 1, 2005; (ii) 175,000 warrants issued and outstanding which may be converted into 175,000 shares of common stock at the rate of $1.00 per share expiring May 1, 2006; and
(iii) 181,660 warrants issued and outstanding which may be converted into 181,660 shares of common stock at the rate of $0.75 per share expiring May 1, 2006.

     An aggregate offering price of $2,792,976.50 was determined as follows. For purposes of valuation of the shares of common stock issued in accordance with the terms of the Share Exchange Agreement, the aggregate offering price of $2,204,231.50 was determined as follows: (i) $8,100.00 for 8,100,000 shares of common stock issued at $0.001 per share; (ii) $1,336,482.00 for 2,227,470 shares of common stock issued at $0.60 per share; (iii) $82,750.50 for 110,334 shares of common stock issued at $0.75 per share; (iv) $452,500.00 for 452,500 shares of common stock issued at $1.00 per share; (v) $136,245.00 for 181,660 shares of common stock issued at $.075 per share pursuant to debt settlement; and (vi) $188,154.00 for 188,154 shares of common stock issued at $1.00 per share pursuant to debt settlement. For purposes of valuation of the warrants issued, an aggregate offering price of $588,745 was determined as follows: (i) $136,245.00 for 181,660 warrants exercisable into 181,660 shares of common stock at $0.75 per share; and (ii) $452,500 for 452,500 warrants exercisable into 452,500 shares of common stock at $1.00 per share.

     The price for the issuance of shares of common stock as reported herein is an aggregate of $22,999.75 based on: (i) the issuance of 13,333 shares of common stock at $0.75 per share for settlement of debt; and (ii) the issuance of 13,000 shares of common stock at $1.00 per share.

     The price of the warrants was determined in accordance with the provisions of the warrant agreement.

                             ATTACHMENT B TO FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                              FOR JAMES D. DAVIDSON


     Of the 1,291,333 shares of common stock reported as beneficially owned by James D. Davidson: (i) 791,333 shares were issued of record to James D. Davidson; (ii) an aggregate of 500,000 shares were issued of record to Mr. Davidson's two minor children, respectively, over which Mr. Davidson has sole voting and disposition rights.

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